NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Exposes JANA’s Deceptive Share Price Performance

Analysis and Break-Up Agenda

March 20, 2013 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today exposed numerous flaws in JANA’s deceptive share price performance claims and other analyses. In a presentation posted today to www.agrium.com/proxy, copies of which were provided earlier this week to the proxy governance advisory firms, Agrium demonstrates that JANA has not met the burden of proving that Board change at Agrium is warranted, or that JANA’s dissident nominees would be likely to effect positive change.

Agrium Board Chair Victor J. Zaleschuk issued the following comment:

“JANA’s latest presentation only confirms that Agrium and JANA are offering shareholders polar opposite visions for the future. Agrium’s Board is offering the continued execution of the integrated strategy that has delivered a 467% shareholder return since it was initiated in late 2005. JANA offers dissident nominees who believe Agrium should abandon its current strategy, break itself into three small pieces and take a host of other actions that Agrium’s Board has concluded would destroy shareholder value.

“Last week JANA issued a press release proclaiming that its ideas would unlock ‘massive’ value for Agrium shareholders. Today, despite publishing a 105-page presentation, JANA provided no analysis to support that claim. Instead, they devoted 27 slides to trying to convince the proxy advisory firms to buy into a self-concocted performance benchmark that has been rejected by all 29 equity research analysts who follow Agrium.

“We fully expect the proxy advisory firms will see what the equity research community and so many of our largest shareholders have seen, which is that JANA’s analysis is deceptive, its ideas would destroy shareholder value, and its dissident nominees, with their pay arrangements, are inextricably tied to JANA’s agenda and a short-term focus of less than 30 months.

“In this regard, we are pleased that two of our largest shareholders, Letko, Brosseau and Associates1 and bcIMC2, have both announced their intention to vote the WHITE proxy in support of Agrium’s director nominees. We thank them for their careful consideration and the independent opinions they have provided for the benefit of their fellow shareholders.”

The facts here are simple: Agrium is a clear leader in the global agricultural inputs sector. Agrium is one of the best performing stocks in North America over the past eight years, and on

[1]	Letko Brosseau’s release: http://cnw.ca/DErGd
[2]	bcIMC’s statement: http://www.bcimc.com/newsroom/pdf/Agrium%20Statement.pdf any accepted basis its 1-, 3-, and 5-year share price performance is very strong. Agrium’s Board has an excellent governance track record, including a robust and ongoing board renewal program that has added the fresh perspectives of seven of the current 13 highly-qualified Board members since Agrium initiated its integrated strategy in 2005.

Among other things, Agrium’s presentation exposes JANA’s claims about Agrium’s share price performance as JANA’s most deceptive analysis of its entire campaign.

•	Analysts Have Rejected JANA’s Concocted Methodology. If JANA’s approach were valid, others would have adopted it. In fact, despite presenting this concept for 9 months on the campaign trail, zero of the 29 equity research analysts that follow Agrium use JANA’s “portfolio weighted composite” when setting share price targets or measuring performance. (For more detail, please see slide 65 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

•	Weightings: For any market-based composite (e.g. S&P, TSX), portfolio constituent parts are determined by the market value they contribute, not profit contribution. To support its argument, JANA has cooked up portfolio weightings that assume all segments are valued at the same multiple, which is flat wrong. (For more detail, please see slides 66 and 67 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

•	Over 20% of JANA’s composite is uncorrelated to agriculture: JANA suggests that over 20% of the value of Agrium shares should be precisely correlated with JANA’s 5-member, non-ag distribution composite. This approach is unsupported by the facts. When UAP was public, UAP had virtually no correlation with JANA’s 5-member, non-ag distribution composite, or any other composite of distribution companies. (For more detail, please see slides 68 and 69 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

•	Significant overweighting of a single peer: As above, in order to make its numbers work, JANA’s composite also assumes approximately 50% of Agrium’s value is based on movements in a single peer, CF Industries. Furthermore, JANA implicitly includes the impact from deleveraging the CF balance sheet after it levered up at the bottom of the cycle to acquire Terra in 2010. By doing this, JANA has significantly overstated the performance of an unleveraged nitrogen asset. (For more detail, please see slides 64 and 66 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

•	Cherry-picked time frame: JANA deliberately selected June 1, 2012 as the end date for its analysis, and has presented data in its proxy circular that is almost nine months old. In this regard, stating its intention to vote the WHITE proxy FOR Agrium’s slate of directors, Letko, Brosseau & Associates, who exercise voting power over 2.3 million Agrium shares or 1.5% of the outstanding shares, noted that:

“We find JANA’s choice of periods to measure share price performance misleading as it ignores the improved stock markets since June 2012.”

JANA’s analysis ignores the fact that during the past 12 months Agrium has reported record earnings and cash flow, increased its dividend, and completed a C$900 million share repurchase. JANA also attacks Agrium for benchmarking its own performance to late 2005. JANA neglects to mention that its entire campaign is based on forcing Agrium to abandon the company’s highly successful integrated strategy, which began in late 2005. JANA made this the relevant performance period, not Agrium.

•

Misleading break-up valuation analysis. Because there is no support among analysts or shareholders for its break-up plan, JANA has chosen to mischaracterize the meaning of normal course sell-side analyst 12 month share price targets by suggesting these are “break up valuations.” The reality is that since the beginning of 2013, the median share price target for Agrium shares has averaged an implied upside consistent with the company’s fertilizer peers of approximately 10%. While JANA has attempted to twist the meaning of an analyst share price target, it is worth noting that in the published reports of the analysts highlighted by JANA, the analysts[3] do not support a break up. For example:

“There is no evidence to suggest that a split up of the company would yield a substantial re-rating of Retail, and would not result in a de-rating of Wholesale.” — Scotiabank, March 8, 2013.

•

Flawed analysis and contrived metrics: JANA also talks about EBIT as a percentage of Gross Profit and refers to it as Retail margin. JANA Partners introduced this measure in its January 23, 2013 presentation and continued to use it in their Proxy Circular even after Agrium’s January 28, 2013 Analyst Day where we illustrated that Agrium Retail’s EBITDA margins were highly superior to those of our competitors.

EBIT to Gross Profit is not a measure of margin. Agrium Retail has very strong margins as evidenced by our high EBITDA margins. Agrium Retail margins have always significantly exceeded margins of our closest direct agricultural retail peers (Royster-Clark and UAP). Agrium has consolidated Royster-Clark, UAP and many tuck-in acquisitions (all with EBITDA margins averaging well below 6%) since 2006 and has successfully increased its total North American EBITDA margins to over 9%. (For more detail, please see slide 48 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

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JANA Remains Committed to the “Golden Leash” Payment Scheme Despite Strong Negative Reactions by Shareholders, Governance Experts and Others. JANA’s dissident director pay scheme demonstrates that JANA’s nominees are not aligned with other shareholders and that JANA has a short-term vision for Agrium of less than 30 months. (For more detail, please see slides 50-52 of Agrium’s Proxy Governance presentation at www.agrium.com/proxy.)

•

JANA’s Campaign Has Zero Credibility. By taking a leadership role with the formulation of JANA’s misguided and flawed analysis, participating with JANA on investor roadshows, and accepting special compensation directly from JANA, JANA’s dissident nominees are tied to JANA’s flawed and ever-changing arguments, have zero credibility, and lack the ability to think and act independently of JANA’s ideas.

[3]	Except CLSA.

“Shareholders and proxy governance advisors should contrast JANA’s demonstrably false and misleading claims with Agrium’s track record of value creation and good governance. The fact that JANA continues to campaign to replace just under half of Agrium’s Board with its dissident nominees only further underscores its blind commitment to a break up of Agrium,” added Mr. Zaleschuk.

Agrium Shareholders: The Proxy to Vote is WHITE

Your vote is important, no matter how many shares you own – If you have not yet voted your WHITE proxy, please do so today FOR the election of the Agrium director nominees. Even if you have already voted using JANA’s blue proxy, you can change your vote by submitting a WHITE Agrium proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received by 11:00 a.m. (Calgary time) on April 5, 2013. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline. For ease of voting visit our website www.agrium.com/proxy.

Shareholders with questions or needing assistance in voting their WHITE proxy may call Agrium’s Proxy Solicitation Agents as follows:

•	Canadian shareholders: CST Phoenix Advisors at 1-866-822-1242 (toll-free) or email inquiries@phoenixadvisorscst.com
•	U.S. shareholders: Innisfree M&A Incorporated at 1-877-456-3442 (toll-free) or email info@innisfreema.com
•	European shareholders: UK Toll Free: 0800 294 5237, European Investors outside the UK: +44 (0) 207 760 8956 or email inquiries@phoenixadvisorscst.com

Please discard any proxy or related materials you may receive from JANA Partners LLC.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investors:

•	Canadian shareholders: CST Phoenix Advisors at 1-866-822-1242 (toll-free) or email inquiries@phoenixadvisorscst.com
•	U.S. shareholders: Innisfree at 1-877-456-3442 (toll-free) or email info@innisfreema.com
•	European shareholders: UK Toll Free: 0800 294 5237, European Investors outside the UK: +44 (0) 207 760 8956 or email inquiries@phoenixadvisorscst.com

www.agrium.com/proxy

Media:

Canadian media – Joel Shaffer, Longview Communications, (416) 649-8006

U.S. media – Robert Siegfried, Kekst and Company, (212) 521-4832

Agrium Investor Relations

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Agrium Investor Relations

13131 Lake Fraser Dr. SE

Calgary, Alberta

Canada T2J 7E8

Contact us at: www.agrium.com

Forward-looking Statements Advisory

Certain statements and other information included in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “estimate”, “would” and other similar expressions. All statements in this press release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations, estimates and analysis with respect to: the composition of our Board of Directors; JANA’s dissident nominees and their ability to think and act independently; the ability of certain director nominees to effect positive change; the impact of various multiples and assumptions on the value of our existing business and the businesses of certain of our peers; the value, benefits, efficiencies and opportunities resulting from our strategy and the integrated nature of our business; and the feasibility, value and impact of JANA’s ideas and strategies for Agrium and our belief that these ideas and strategies are not in the best interests of Agrium and its shareholders and will destroy shareholder value. Readers are cautioned not to place undue reliance on forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

The forward-looking statements included in this news release are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. The key assumptions that have been made in connection with such forward-looking statements include, among other things: assumptions with respect to Agrium’s acquisitions; that future business, regulatory and industry conditions will be within normal parameters, including with respect to prices, margins, product availability and supplier agreements; the completion of projects on schedule, as planned and on budget; assumptions with respect to U.S. and global economic conditions; our ability to access our credit facilities or capital markets for additional sources of financing; and the assumptions set forth under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” on pages 82 to 83 of Agrium’s Management’s Discussion & Analysis for the year ended December 31, 2012 (the “2012 MD&A”).

By their nature, forward-looking statements are subject to various risks and uncertainties which could cause Agrium’s anticipated results and experience to differ materially from the anticipated results or expectations expressed. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions;

weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax, anti-trust and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; changes in the development plans for our major capital expansion and improvement projects including the potential for higher costs, delays, issues with counterparties, risks associated with technology or inflationary pressure; fluctuations in foreign exchange and tax rates; a deterioration in the state of the capital markets or a negative bias towards Agrium or its industry by market participants; gas prices and gas availability; operating risks associated with investment in foreign jurisdictions; reliability of performance of existing capital assets; changes in margins and/or levels of supplier rebates; political risks associated with our interests in the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility in Egypt, the Argentine Profertil nitrogen facilities and other facilities; environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and fertilizer supply chain; risks related to our proposed business acquisitions including risks related to our ability to close such acquisitions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or at the performance level expected; and the risks set forth in the 2012 MD&A on pages 74 to 77 under the heading “Enterprise Risk Management — Key Business Risks” and pages 82 to 83 under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements”. Additional information and other risk factors respecting the business and operations of Agrium as are detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.